UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BAZAARVOICE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, par value $0.0001 per share

(Title of Class of Securities)

073271108

(CUSIP Number of Class of Securities Underlying Common Stock)

Kin Gill

Chief Legal Officer

Bazaarvoice, Inc.

10901 Stonelake Blvd.

Austin, Texas 78759

(512) 551-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

John J. Gilluly III, P.C.

DLA Piper LLP (US)

401 Congress Avenue, Suite 2500

Austin, Texas 78701

(512) 457-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$4,060,529	$408.90

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 877,621 shares of Common Stock of Bazaarvoice, Inc. having an aggregate value of $4,060,529 as of June 24, 2016 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of this transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Bazaarvoice, Inc., a Delaware corporation (“Bazaarvoice” or the “Company”), to exchange (the “Exchange Offer”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, whether vested or unvested, that (i) have an exercise price equal to or greater than $6.11 per share, (ii) are held by an Eligible Participant (as defined below) and (iii) remain outstanding and unexercised as of the expiration of the Exchange Offer, except as otherwise described in the Offer to Exchange (as defined below).

An “Eligible Participant” is an employee of Bazaarvoice who works in the United States or the United Kingdom (each an “Eligible Country”) as of the start of the offer and remains an employee of Bazaarvioce resident in one of those countries through the expiration of the Offer to Exchange and the new option grant date. Our executive officers and the members of our board of directors are not Eligible Participants and may not participate in the offer.

These Eligible Options may be exchanged for a lesser number of stock options (“Replacement Options”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated July 5, 2016 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Launch Announcement E-mail, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form, attached hereto as Exhibit (a)(1)(C) and (iv) the Withdrawal Form, attached hereto as Exhibit (a)(1)(D). The following disclosure materials also were made available to Eligible Participants: (i) the Form of Confirmation E-mail, attached hereto as Exhibit (a)(1)(E), (ii) the Form of Reminder E-mail, attached hereto as Exhibit (a)(1)(F), (iii) the Form of Expiration Notice, attached hereto as Exhibit (a)(1)(G), (iv) the Screenshots from Offer Website, attached hereto as Exhibit (a)(1)(H) and (v) the Employee Presentation, attached hereto as Exhibit (a)(1)(I). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Bazaarvoice is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 10901 Stonelake Blvd., Austin, Texas 78759, and the telephone number at that address is (512) 551-6000. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Bazaarvoice” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the Replacement Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Participants and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “2. Number of awards; expiration date,” “6. Acceptance of options for exchange and issuance of new options,” and “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “8. Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Number of awards; expiration date,” “3. Purposes of the offer,” “4. Procedures for electing to exchange options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of new options,” “7. Conditions of the offer,” “Price range of shares underlying the options,” “9. Source and amount of consideration; terms of new options,” “12. Status of options acquired by us in the offer; accounting consequences of the offer,” “13. Legal matters; regulatory approvals,” “14. Material U.S. federal income tax consequences,” “15. Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purposes of the offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “6. Acceptance of options for exchange and issuance of new options” and “12. Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “3. Purposes of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “7. Conditions of the offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning Bazaarvoice,” “17. Additional information” and “18. Financial statements” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(c) Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated July 5, 2016.

(a)(1)(B)	Launch Announcement.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	Form of Confirmation E-mail.

(a)(1)(F)	Form of Reminder E-mail.

(a)(1)(G)	Form of Expiration Notice.

(a)(1)(H)	Screenshots from Offer Website.

(a)(1)(I)	Employee Presentation.

(b)	Not applicable.

(d)(1)	Bazaarvoice, Inc. 2005 Stock Plan, as amended, incorporated herein by reference from Exhibit 10.2 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 9, 2012, File No. 333-176506.

(d)(2)	Bazaarvoice, Inc. 2012 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 9, 2012, File No. 333-176506.

(d)(3)	Form of Stock Option Award Agreement under 2012 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.6 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 9, 2012, File No. 333-176506.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BAZAARVOICE, INC.
/s/ Kin Gill
Kin Gill
Chief Legal Officer, General Counsel and Secretary

Date: July 5, 2016